April 27, 2007

VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-0504

         Re: MainStay VP Series Fund, Inc.
             Pre-Effective Amendment No. 2 to
             Form N-14 of MainStay VP Series Fund, Inc.
             File No. 333-141510
             ------------------------------------------

Dear Sir or Madam:

     On behalf of MainStay VP Series Fund, Inc. ("Registrant"), a registered open-end management investment company, and pursuant to Rule 461 under the Securities Act of 1933, as amended, request is hereby made for acceleration of the effectiveness of Pre-Effective Amendment No. 2 to the Registrant's Form N-14 to April 27, 2007 or as soon thereafter as practicable.

     Questions and comments about the above request should be made to the undersigned at (973) 394-4436.

                                                Very truly yours,

                                                /s/ Barry E. Simmons
                                                -----------------------
                                                Barry E. Simmons
                                                Assistant Secretary
                                                MainStay VP Series Fund, Inc.


cc:  Mark Cowan
     Securities and Exchange Commission